Exhibit 12.01

XCEL ENERGY INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	Year ended Dec. 31,
	2007	2006	2005	2004	2003
Earnings as defined:
Pretax income from continuing operations	$870,383	$750,092	$672,577	$684,199	$693,516
Add: Fixed charges	722,561	622,554	593,707	579,447	586,392
Deduct: Undistributed equity in earnings of unconsolidated affiliates	1,900	2,775	712	3,342	4,833
Earnings as defined	$1,591,044	$1,369,871	$1,265,572	$1,260,304	$1,275,075
Fixed charges:
Interest charges	$563,438	$486,967	$463,370	$458,294	$448,690
Interest charges on life insurance policy borrowings	105,396	117,536	107,610	98,094	89,351
Interest component of leases	53,727	18,051	22,727	23,059	25,620
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	—	22,731
Total fixed charges	$722,561	$622,554	$593,707	$579,447	$586,392
Ratio of earnings to fixed charges	2.2	2.2	2.1	2.2	2.2